EXHIBIT 99.2

Management’s discussion and analysis of financial condition and results of operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited selected consolidated financial information for the three month periods ended March 31, 2015 and 2016. We also recommend that you read our operating and financial review and prospects and our audited consolidated financial statements, and the notes thereto, which appear in our annual report on Form 20-F (our “Annual Report”) (File No. 001-36495), filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 11, 2016.

Unless otherwise indicated or the context otherwise requires, all references to “Markit” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Markit Group Holdings Limited and its subsidiaries prior to the completion of our corporate reorganisation in connection with our initial public offering, and Markit Ltd. and its subsidiaries as of the completion of our corporate reorganisation and thereafter.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). We have made rounding adjustments to some of the figures included in this discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussions and analysis are in U.S. dollars.

This discussion and analysis also includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Some of these factors include those identified in the section entitled “Cautionary Statement Regarding Forward-Looking Statements”. We also recommend that you read the section entitled “Risk Factors” in our Annual Report.

This discussion and analysis is dated as of May 10, 2016.

Business overview

Markit is a leading global provider of financial information services. Our offerings enhance transparency, reduce risk and improve operational efficiency in the financial markets. Since we launched our business in 2003, we have become deeply embedded in the systems and workflows of many of our customers and continue to become increasingly important to our customers’ operations. We leverage leading technologies and our industry expertise to create innovative products and services across multiple asset classes and geographies. We provide pricing and reference data, indices, valuation and trading services, trade processing, enterprise software and managed services. Our end users include front- and back-office professionals, such as traders, portfolio managers, risk managers, research professionals, technology companies and other financial markets participants, as well as operations, compliance and enterprise data managers. We anticipate and are highly responsive to evolving industry needs and work closely with market participants to develop new products and services. We have over 3,500 institutional customers globally, including banks, hedge funds, asset managers, accounting firms, regulators, corporations, exchanges, clearing houses, central banks and trading venues. As of March 31, 2016, we had 28 offices in 13 countries.

Our principal executive offices are located at 4th Floor, Ropemaker Place, 25 Ropemaker Street, London, England EC2Y 9LY. Our telephone number at this address is +44 20 7260 2000. We maintain a registered office in Bermuda at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The telephone number of our registered office is +1 441 295 5950.

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Recent developments

During April 2016, we and the Competition Directorate General of the European Commission (the “EC”) agreed on a set of proposed commitments that would resolve the EC’s investigation of the credit default swaps information market without any finding of wrongdoing or monetary liability. In the proposed commitments, we have agreed to certain obligations regarding the governance and composition of our index advisory committees for our CDX and iTraxx CDS indices and the licensing of these indices for certain exchange-traded products. We do not expect the proposed commitments to have a material adverse effect on Markit. The proposed commitments will be posted on the EC website for a one month period of comment by interested parties. Upon completion of the comment period, the EC will make a determination as to whether the proposed commitments are suitable and, if so, adopt them. At such time, the commitments will become legally binding on, and constitute a full resolution of the investigation with respect to, us. No assurance can be given that a final set of commitments will be adopted, or, if adopted, that the final commitments will not differ materially from the proposed commitments.

On April 18, 2016, the United States District Court in the Southern District of New York granted final approval of the settlement agreement that we reached in September 2015 to settle the consolidated antitrust class action lawsuit relating to our credit default swaps business, which provided for us to pay a settlement amount of $45 million with no injunctive or other significant non-monetary obligations and no admission of any liability. The settlement amount was reflected as an exceptional item in our consolidated financial statements for the year ended December 31, 2015.

On March 21, 2016 we entered into a definitive agreement with IHS Inc. under which the companies will combine in an all-share merger of equals to create a global leader in critical information, analytics and solutions. IHS shareholders will receive 3.5566 common shares of IHS Markit for each share of IHS common stock. Based on the closing prices of IHS and Markit common stock on March 18, 2016, the implied equity value of the transaction was more than $13 billion. The proposed transaction was unanimously approved by the Board of Directors of each company. Upon completion of the merger, the combined company will be renamed IHS Markit Ltd. and will be headquartered in London, with certain key operations based in Englewood, Colorado.

On March 16, 2016 we acquired the credit default swap (CDS) pricing service of Fitch Solutions. This purchase reinforces Markit’s long-standing commitment to and leadership in the credit markets as a premier service provider. Financial results from the transaction will be reported within our Pricing and Reference Data sub-division in the Information segment.

On February 4, 2016, our Board of Directors authorised the repurchase of up to $500 million of our common shares over the next two years, at the discretion of our management. At management’s discretion, we may repurchase our common shares on the open market from time to time, in privately negotiated transactions or block transactions, or through an accelerated repurchase agreement. The timing of such repurchases depends on the availability of common shares, price, market conditions, alternative uses of capital, and applicable regulatory requirements. The program may be modified, suspended or terminated at any time without prior notice. We have suspended this repurchase program in accordance with our agreement with IHS. In connection with the merger, we have announced the combined company’s intention to initiate a $1 billion share repurchase program in each of 2017 and 2018, subject to approval of the combined company, which would include the $500 million repurchase program.

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On January 21, 2016 we completed the transfer of HSBC’s Asian Bond Index business (ALBI, ADBI and AHBI indices). The indices are operated as part of our iBoxx family of indices, allowing us to provide essential benchmarks for passive and active portfolio management. Revenue will be reported within our Indices sub-division in the Information segment.

On January 11, 2016 we acquired the position reconciliation technology assets of DTCC Loan/SERV LLC (Loan/SERV), a subsidiary of The Depository Trust & Clearing Corporation (DTCC). Nearly 400 asset managers representing approximately 6,000 funds in the global syndicated loan market use the Loan/SERV Loan Position Reconcilement Service to reconcile over one million positions with the records maintained by administrative agent banks. Loan/SERV will be reported in our Processing segment.

Our operating segments

We organise our business in three segments: Information, Processing and Solutions.

Information segment

Our Information segment, which represented 45.0% of our revenue in the three months ended March 31, 2016, provides enriched content comprising pricing and reference data, indices, and valuation and trading services across multiple asset classes and geographies through both direct and third-party distribution channels. Our Information segment products and services are used for independent valuations, research, trading, and liquidity and risk assessments. These products and services help our customers to price instruments, comply with relevant regulatory reporting and risk management requirements, and analyse financial markets.

Processing segment

Our Processing segment, which represented 21.6% of our revenue in the three months ended March 31, 2016, offers trade processing solutions globally for over-the-counter (“OTC”) derivatives, foreign exchange (“FX”) and syndicated loans. Our trade processing services enable buy side and sell side firms to process transactions rapidly, which increases efficiency by optimising post-trade workflow, reducing risk, complying with reporting regulations and improving connectivity. We believe we are the largest provider of end-to-end multi-asset OTC derivatives trade processing services.

Solutions segment

Our Solutions segment, which represented 33.4% of our revenue in the three months ended March 31, 2016, provides configurable enterprise software platforms, managed services and hosted digital solutions. Our enterprise software delivers customised solutions to automate our customers’ in-house processing and connectivity for trading and post-trading processing, as well as enterprise risk management solutions to enable customers to calculate risk measures. Our managed services and hosted digital solutions offerings, which are targeted at a broad range of financial services industry participants, help our customers capture, organise, process, display and analyse information, manage risk, reduce fixed costs and meet regulatory requirements.

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Revenue by type

Revenue by type is how we classify the revenue recognised from the sale of our products and services into three groups as defined below:

—	Recurring fixed revenue – Revenue generated from contracts specifying a fixed fee for services delivered over the life of the contract. The fixed fee is typically paid in advance annually, semiannually or quarterly. These contracts are typically subscription contracts where the revenue is recognised across the life of the contract. The initial term of these contracts can range from one to five years and usually includes auto-renewal clauses.

—	Recurring variable revenue – Revenue derived from contracts that specify a fee for services which is typically not fixed. The variable fee is typically paid monthly in arrears. Recurring variable revenue is based on, among other factors, the number of trades processed, assets under management or the number of positions we value. Many of these contracts do not have a maturity date while the remainder have an initial term ranging from one to five years.

—	Non-recurring revenue – Revenue that relates to certain software licence sales and the associated consulting revenue.

Key performance indicators

We believe that revenue growth, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Earnings are key measures to assess our financial performance. These measures demonstrate our ability to grow while maintaining profitability and generating strong positive cash flows over time.

Adjusted EBITDA and Adjusted Earnings are not measures defined by IFRS. The most directly comparable IFRS measure for Adjusted EBITDA and Adjusted Earnings is our profit from continuing operations for the relevant period. These measures are not necessarily comparable to similarly referenced measures used by other companies. As a result, investors should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS. Please see “—Reconciliation to Non-IFRS Financial Measures” for a description of our non-IFRS financial measures, an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow, and reconciliations of these non-IFRS financial measures to the most directly comparable IFRS financial measures.

Revenue growth

We view period-over-period revenue growth as a key measure of our financial success. We measure revenue growth in terms of organic revenue growth, acquisition related revenue growth, foreign currency impact on revenue growth and constant currency revenue growth.

We define these components as follows:

—	Organic – Revenue growth from continuing operations from factors other than acquisitions and foreign currency fluctuations. We derive organic revenue growth from the development of new products and services, increased penetration of existing products and services to new and existing customers, price changes for our products and services and market driven factors such as increased trading volumes or changes in customer assets under management.

—	Acquisition related – Revenue growth from acquired businesses from the date of acquisition to the first anniversary date of that acquisition. This growth results from our strategy of making targeted acquisitions that facilitate growth by complementing our existing products and services and addressing market opportunities.

—	Foreign currency – The impact on revenue growth resulting from the difference between current revenue at current exchange rates and current revenue at the corresponding prior period exchange rates.

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—	Constant currency – Total revenue growth, excluding the impact of exchange rate movements from the prior period to the current period. This is equal to the combination of organic and acquisition related revenue growth, as described above.

Adjusted EBITDA and Adjusted EBITDA margin

We believe Adjusted EBITDA, as defined under “Reconciliation to non-IFRS financial measures,” is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain items which have less bearing on our core operating performance. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA margin is also defined under “Reconciliation to non-IFRS financial measures.”

Adjusted Earnings and related metrics

We believe Adjusted Earnings, as defined under “Reconciliation to non-IFRS financial measures,” is useful to investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year return, such as income tax expense and net finance costs. Adjusted Earnings measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted Earnings-related performance measure when reporting their results. Adjusted earnings per share, diluted and Adjusted Earnings effective tax rate is also defined under “Reconciliation to non-IFRS financial measures.”

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Results of operations for the three months ended March 31, 2016 and March 31, 2015

The following table summarises our results of operations for the three months ended March 31, 2016 and March 31, 2015:

	For the three months ended March 31
($ in millions, except per share amounts, number of shares and percentages)	2016	2015
Revenue	287.8	271.5
Operating expenses	(160.5)	(146.8)
Exceptional items	(9.5)	(1.4)
Acquisition related items	(1.6)	-
Amortisation – acquisition related	(18.9)	(14.4)
Depreciation and amortisation – other	(27.9)	(24.9)
Share based compensation and related items	(24.1)	(9.9)
Other gains / (losses) – net	0.9	7.9
Operating profit	46.2	82.0
Finance costs – net	(8.6)	(4.1)
Share of results from joint ventures	(2.4)	(2.6)
Profit before income tax	35.2	75.3
Income tax expense	(10.5)	(20.8)
Profit after income tax	24.7	54.5
Earnings per share, basic	0.14	0.30
Earnings per share, diluted	0.13	0.29
Weighted average number of shares issued and outstanding, basic	175,677,597	183,259,470
Weighted average number of shares issued and outstanding, diluted	186,125,224	191,653,520
Other financial data (1):
Adjusted EBITDA	123.7	120.7
Adjusted EBITDA margin	43.3%	44.8%
Adjusted Earnings	64.3	68.5
Adjusted Earnings per share, diluted (2)	0.35	0.36

(1)	See “Reconciliation to non-IFRS financial measures” for definitions and descriptions of Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Earnings and for reconciliations of Adjusted EBITDA and Adjusted Earnings to profit for the period from continuing operations.

(2)	Adjusted earnings per share, diluted is defined as Adjusted Earnings divided by the weighted average number of shares issued and outstanding, diluted.

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Revenue

Revenue increased by $16.3 million, or 6.0%, to $287.8 million for the three months ended March 31, 2016, from $271.5 million for the three months ended March 31, 2015. On a constant currency basis, our revenue growth was 7.8%.

Organic revenue growth was $2.7 million, or 1.0%. This was driven by new business wins across our Solutions and Information segments, and increased customer assets under management in products benchmarked to our indices. This was offset by a decrease in our Processing segment mainly as a result of previously announced price reductions in our derivatives processing product and lower primary loan issuance volumes in our loans processing product.

Acquisitions contributed $18.4 million, or 6.8%, to revenue growth. In our Solutions segment, Information Mosaic was acquired in July 2015. In our Processing segment, DealHub was acquired in September 2015, and in our Information and Solutions segments, CoreOne was acquired in October 2015.

We experienced an adverse movement in exchange rates period-over-period, which decreased our revenue growth by $4.8 million, or 1.8%. Our revenue currency exposure for the three months ended March 31, 2016 was 73.2% in US dollars, 21.6% in British pounds and 5.2% in other currencies.

Recurring fixed revenue as a percentage of total revenue increased to 58.1% for the three months ended March 31, 2016, from 53.5% for the three months ended March 31, 2015, and increased to $167.3 million for the three months ended March 31, 2016 from $145.3 million for the three months ended March 31, 2015. This was due to new business wins in our Information and Solutions segments, and the acquisitions of Information Mosaic, DealHub, and CoreOne.

Recurring variable revenue as a percentage of total revenue decreased to 35.8% for the three months ended March 31, 2016, from 40.7% for the three months ended March 31, 2015, and decreased to $103.1 million for the three months ended March 31, 2016, from $110.5 million for the three months ended March 31, 2015. This was largely due to decreased revenue within the Processing segment as described above, partially offset by revenue increases in the Solutions and Information segments associated with new business wins and increased customer assets under management in products benchmarked to our indices.

Non-recurring revenue as a percentage of total revenue increased to 6.1% for the three months ended March 31, 2016, from 5.8% for the three months ended March 31, 2015, and increased to $17.4 million for the three months ended March 31, 2016, from $15.7 million for the three months ended March 31, 2015. This was principally due to the acquisitions of Information Mosaic and CoreOne.

Operating expenses

Operating expenses increased by $13.7 million, or 9.3%, to $160.5 million for the three months ended March 31, 2016, from $146.8 million for the three months ended March 31, 2015. This increase was due to increases in personnel costs and acquisitions. As a percentage of revenue, operating expenses increased to 55.8% for the three months ended March 31, 2016, compared to 54.1% for the three months ended March 31, 2015.

Personnel costs increased by $5.1 million, or 5.5%, to $97.0 million for the three months ended March 31, 2016, from $91.9 million for the three months ended March 31, 2015. This increase was driven by several factors, including the addition of employees due to acquisitions, continued investment in products to facilitate future growth and annual pay rises, partially offset by the impact of favourable movements in foreign exchange rates. Personnel costs as a percentage of total operating expenses decreased to 60.4% for the three months ended March 31, 2016 from 62.6% for the three months ended March 31, 2015.

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Exceptional items

Exceptional items for the three months ended March 31, 2016 were $9.5 million. These pertain to banking, legal, accounting and other advisory fees associated with the planned merger with IHS and legal advisory fees of $0.8 million associated with the antitrust class action lawsuit, and the related ongoing antitrust investigation by the European Commission regarding credit derivatives and related markets.

Exceptional items for the three months ended March 31, 2015 were $1.4 million and related to legal advisory fees in connection with the ongoing antitrust investigations by the U.S. Department of Justice and the European Commission and the associated consolidated class action lawsuit regarding credit derivatives and related markets.

Acquisition related items

Acquisition related items for the three months ended March 31, 2016 were a net expense of $1.6 million, including $1.3 million of compensation in respect of a number of senior managers in relation to the acquisition of CoreOne, and legal and other advisory fees relating to the purchase of HSBC’s Asian Bond Index series of $0.2 million.

There were no acquisition related items in the three months ended March 31, 2015.

Amortisation – acquisition related

Acquisition related amortisation increased by $4.5 million, or 31.3%, to $18.9 million for the three months ended March 31, 2016, compared to $14.4 million for the three months ended March 31, 2015, reflecting the impact of the acquisitions of Information Mosaic, DealHub and CoreOne during the course of 2015.

Depreciation and amortisation – other

Depreciation and amortisation – other increased by $3.0 million, or 12.0%, to $27.9 million for the three months ended March 31, 2016 as compared to $24.9 million for the three months ended March 31, 2015. This increase reflects the continued investment in developing new products and services and enhancing existing products and services, including a $2.9 million increase in the amortisation of internally generated intangibles.

Share based compensation and related items

Share based compensation and related items increased by $14.2 million to $24.1 million for the three months ended March 31, 2016, from $9.9 million for the three months ended March 31, 2015. Underlying share based compensation increased from $9.1 million for the three months end March 31, 2015 to $11.9 million for the three months ended March 31, 2016. This reflects the cumulative impact of 2015 and 2016 equity awards where the fair values on grant date and associated share based compensation charges have been impacted by the removal of the illiquidity discount we had as a private company. In addition, a charge of $12.2 million was incurred in the three months ended March 31, 2016 to recognise the increase in the fair value of social security liability in respect of future expected equity exercises. This compared to a charge of $0.8 million for the three months ended March 31, 2015. The change in the fair value of the social security liability in both 2015 and 2016 was impacted principally by increases in Markit’s share price.

Other gains / (losses) – net

For the three months ended March 31, 2016, total net other gains were $0.9 million compared to $7.9 million for the three months ended March 31, 2015. The movement reflects, in part, net foreign exchange gains of $0.8 million for the three months ended March 31, 2016, compared with net foreign exchange gains of $6.4 million for the three months ended March 31, 2015, representing the non-cash impact of the retranslation of foreign exchange exposures on monetary balances.

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Net gains on foreign exchange forward contracts were $0.1 million in the three months ended March 31, 2016 compared to net gains on foreign exchange forward contracts of $1.5 million in the three months ended March 31, 2015.

Finance costs – net

Net finance costs increased by $4.5 million to $8.6 million for the three months ended March 31, 2016, from $4.1 million for the three months ended March 31, 2015. This was primarily as a result of an increase in interest payable following the November 2015 issuance of $500.0 million in senior unsecured notes and was partially offset by a reduction in the charge from the unwind of discounts following settlement of contingent acquisition consideration.

Share of results from joint ventures

This represents our share of the result of Markit Genpact KYC Limited, a joint venture established with Genpact to provide KYC services. Our share of the loss incurred for the three months ended March 31, 2016 was $2.4 million, compared to $2.6 million for the three months ended March 31, 2015, and represents the ongoing investment of the joint venture in establishing its service.

Income tax expense

Income tax expense was $10.5 million for the three months ended March 31, 2016 compared to $20.8 million for the three months ended March 31, 2015, a decrease of $10.3 million, or 49.5%, which is primarily due to decreased profitability from higher exceptional and acquisition related items and higher share based compensation in the three months ended March 31, 2016 compared to the three months ended March 31, 2015. Our reported effective tax rate was 29.8% for the three months ended March 31, 2016 compared to 27.6% for the three months ended March 31, 2015.

The increase in effective tax rate in the three months ended March 31, 2016 is primarily the result of non-deductible exceptional expenses related to the merger incurred during this period.

The Adjusted Earnings effective tax rate was 27.6% for the three months ended March 31, 2016, compared to 27.1% for the three months ended March 31, 2015.

Profit after income tax

Profit for the period was $24.7 million for the three months ended March 31, 2016, compared to $54.5 million for the three months ended March 31, 2015, a reduction of $29.8 million, or 54.7%. This principally reflects the operating performance discussed above, an increase in exceptional items, acquisition related items, and share based compensation expenses, offset by lower income tax expense.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA of $123.7 million for the three months ended March 31, 2016 increased by $3.0 million, or 2.5%, from $120.7 million for the three months ended March 31, 2015. This increase was driven by the Information and Solutions segments, partially offset by a decrease in the Processing segment and reflects the operating performance as described above. Adjusted EBITDA includes a $3.0 million loss in the three months ended March 31, 2016 associated with our share of the KYC joint venture, which is included in our Solutions segment. The loss associated with our share of the KYC joint venture in the three months ended March 31, 2015 was $3.3 million.

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Adjusted EBITDA margin decreased to 43.3% for the three months ended March 31, 2016, compared to 44.8% for the three months ended March 31, 2015, largely as a result of reduced revenue in the Processing segment, and the dilutive impact of acquisitions completed in 2015.

Adjusted Earnings and Adjusted Earnings per share, diluted

Adjusted earnings for the three months ended March 31, 2016, decreased $4.2 million, or 6.1%, to $64.3 million from $68.5 million for the three months ended March 31, 2015. This reflects an increase in the depreciation and amortisation charge and interest expense for the period.

Adjusted earnings per share, diluted for the three months ended March 31, 2016 was $0.35 compared to $0.36 for the three months ended March 31, 2015.

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Segmental analysis

	For the three months ended March 31
($ in millions, except percent)	2016	2015
Information	129.5	120.6
Processing	62.3	67.4
Solutions	96.0	83.5
Total revenue	287.8	271.5
Information	63.2	58.2
Processing	31.7	35.4
Solutions	29.4	27.8
Non-controlling interest	(0.6)	(0.7)
Total Adjusted EBITDA	123.7	120.7
Information	48.8%	48.3%
Processing	50.9%	52.5%
Solutions	30.6%	33.3%
Total Adjusted EBITDA margin(1)	43.3%	44.8%

(1)	Adjusted EBITDA margin is total Adjusted EBITDA divided by total revenue, excluding revenue attributable to non-controlling interests.

Segmental analysis for the three months ended March 31, 2016 and March 31, 2015

Information

Revenue in our Information segment increased by $8.9 million, or 7.4%, to $129.5 million for the three months ended March 31, 2016, compared to $120.6 million for the three months ended March 31, 2015. Organic revenue growth was 4.9%. Acquired revenue growth was 4.1%, driven by the acquisition of CoreOne in October 2015, which is reported across the Information and Solutions segments. Adverse movements in exchange rates period-over-period offset this growth, reducing Information revenue growth by 1.6%.

Organic revenue growth was largely driven by new business wins within the Pricing and Reference Data and Indices sub-divisions, as well as increased customer assets under management in products benchmarked to our indices.

Adjusted EBITDA in our Information segment increased by $5.0 million, or 8.6%, to $63.2 million for the three months ended March 31, 2016, compared to $58.2 million for the three months ended March 31, 2015. This increase was largely attributable to the revenue growth described above. Adjusted EBITDA margin was 48.8% for the three months ended March 31, 2016, compared to 48.3% for the three months ended March 31, 2015.

Processing

Revenue in our Processing segment decreased by $5.1 million, or 7.6%, to $62.3 million for the three months ended March 31, 2016, from $67.4 million for the three months ended March 31, 2015. Organic revenues decreased 9.6%. Adverse movements in exchange rates period-over-period contributed 2.6% of the decrease in revenue. Partially offsetting this was the acquisition of DealHub in September 2015, which contributed an increase of 4.6% to Processing revenue.

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The decrease in organic revenue reflects reduced revenue in our derivatives processing product due to price reductions introduced on April 1, 2015 and slightly lower volumes in the credit and rates asset classes. In addition, we saw lower revenues in our loans processing product associated with reduced primary loan issuance volumes period over period.

Adjusted EBITDA in our Processing segment decreased by $3.7 million, or 10.5%, to $31.7 million for the three months ended March 31, 2016, from $35.4 million for the three months ended March 31, 2015. This decrease was largely attributable to the revenue decrease described above, partially offset by cost savings. Adjusted EBITDA margin decreased to 50.9% for the three months ended March 31, 2016, from 52.5% for the three months ended March 31, 2015.

Solutions

Revenue in our Solutions segment increased by $12.5 million, or 15.0%, to $96.0 million for the three months ended March 31, 2016, from $83.5 million for the three months ended March 31, 2015. Organic revenue growth was 4.0%. Acquired revenue growth was 12.5%, driven by the acquisitions of Information Mosaic and CoreOne in July 2015 and October 2015, respectively. Adverse movements in exchange rates period-over-period reduced Solutions revenue by 1.5%.

Organic revenue growth was driven by new business wins particularly in our Managed Services sub-division, partially offset by the timing of some large one-off software licence revenues recognised in Enterprise Software in the prior year. Additionally, lower relative growth rates in loan assets under management impacted revenue growth in Managed Services.

Adjusted EBITDA in our Solutions segment increased by $1.6 million, or 5.8%, to $29.4 million for the three months ended March 31, 2016, from $27.8 million for the three months ended March 31, 2015. Adjusted EBITDA in our Solutions segment includes Markit’s share of the Adjusted EBITDA loss associated with the KYC joint venture established in 2014. The increase in Adjusted EBITDA was a result of the revenue growth described above, partially offset by investment in new product offerings in the Managed Services sub-division. Adjusted EBITDA margin decreased to 30.6% for the three months ended March 31, 2016, from 33.3% for the three months ended March 31, 2015. Underlying Solutions adjusted EBITDA margin increased, but was offset by the timing of one-off software licence revenue recognised in the prior year and increased investment in new initiatives.

Liquidity and capital resources

At March 31, 2016, we had $999.7 million of total liquidity, comprising $89.7 million in cash and cash equivalents, and $910.0 million of available borrowings under our multi-currency revolving credit facility. In addition, we have historically generated strong cash flows from operations.

At March 31, 2016, cash and cash equivalents of $39.4 million and $37.3 million were held in the United Kingdom and United States, respectively. All material cash and cash equivalents are available for use in the United Kingdom if required without ramification. Only independently rated parties with a minimum short term investment grade rating of “A1” are accepted as investment counterparties. As of March 31, 2016, all cash and cash equivalents were held in accounts with banks such that the funds are immediately available or in fixed term deposits with a maximum maturity of three months.

In November 2015, we issued two series of senior unsecured notes having an aggregate principal amount of $500 million to certain institutional investors. One series of the notes was issued in an aggregate principal amount of $210 million, bears interest at a fixed rate of 3.73% and matures on November 4, 2022. The other series of the notes was issued in an aggregate principal amount of $290 million, bears interest at a fixed rate of 4.05% and matures on November 4, 2025. The proceeds from the notes were used to pay down debt drawn on our existing revolving credit facility.

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In March 2014, we amended and restated our existing credit agreement to provide a $1,050.0 million unsecured multi-currency revolving credit facility with accordion capacity to $1,450.0 million. The amended and restated facility is for a term of five years, ending on March 21, 2019, and carries interest on drawn amounts of between 0.75% and 1.75% over LIBOR, or, for amounts drawn in euro, over EURIBOR, and a commitment fee of 35% of the margin on the undrawn balance.

In August 2012, we repurchased 2,193,948 shares (before giving effect to our 10-to-1 share split in connection with our corporate reorganisation) for consideration of $495.1 million, payable in quarterly instalments until May 2017. Amounts outstanding under this arrangement carry no coupon but bear an accounting charge for the unwinding of discounts. For accounting purposes, the present value of this liability at March 31, 2016 was $107.6 million.

At March 31, 2016, we had total debt, excluding capital leases and certain other obligations, of $747.6 million which comprised $140.0 million drawn under our long-term multi-currency revolving credit facility, $500.0 million aggregate principal amount of senior unsecured notes and $107.6 million related to our share repurchase in August 2012.

Cash flows

The following table summarises our operating, investing and financing activities for the three months ended March 31, 2016 and 2015:

	For the three months ended March 31
($ in millions except ratios)	2016	2015
Net cash generated from / (used in):
Operating activities	54.4	60.9
Investing activities	(64.1)	(47.5)
Financing activities	(46.5)	(45.1)
Net decrease in cash and cash equivalents	(56.2)	(31.7)

Net cash generated from operating activities

Net cash generated from operating activities decreased by $6.5 million, to $54.4 million for the three months ended March 31, 2016, from $60.9 million for the three months ended March 31, 2015.

Cash generated from operating activities for the three months ended March 31, 2016 was impacted by an unfavourable movement in underlying working capital primarily due to bonus payments in the period. This was offset by a reduction in income taxes paid which was driven by exceptional charges taken in the three months ended December 31, 2015 relating to the settlement of the class action lawsuit.

Net cash used in investing activities

Cash flows used in investing activities was $64.1 million for the three months ended March 31, 2016, compared to $47.5 million for the three months ended March 31, 2015.

Cash flows used in investing activities for the three months ended March 31, 2016 consisted primarily of $40.2 million of capital expenditure largely related to internal development costs, and $22.2 million in relation to the transfer of HSBC’s Asian Bond Index business and the payment to DTCC to settle historic contingent consideration liabilities and for the acquisition of Loan/SERV’s position reconciliation assets.

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Cash flows used in investing activities for the three months ended March 31, 2015 reflected $39.9 million of capital expenditure, and $7.6 million of investment in the KYC joint venture.

Net cash used in financing activities

Net cash used in financing activities was $46.5 million for the three months ended March 31, 2016, compared to $45.1 million for the three months ended March 31, 2015.

Net cash used in financing activities for the three months ended March 31, 2016 principally reflected an inflow of $35.8 million in connection with the issuance of share capital in respect of share option exercises, offset by $22.2 million of transactions with shareholders as part of our share repurchase programme authorised by our board of directors in 2012 and $60.1 million of repayments related to our revolving credit facility.

Net cash used in financing activities for the three months ended March 31, 2015 principally reflected $103.0 million of borrowing repayments and $22.0 million of share buy back, offset by $79.9 million in connection with the issuance of share capital in respect of share option exercises.

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Reconciliation to non-IFRS financial measures

Adjusted EBITDA and Adjusted EBITDA margin

In considering the financial performance of the business, management and our chief operating decision maker analyse the primary financial performance measure of Adjusted EBITDA in our business segments and at a company level.

Adjusted EBITDA is defined as profit for the period from continuing operations before income taxes, net finance costs, depreciation and amortisation on fixed assets and intangible assets (including acquisition related intangible assets), acquisition related items, exceptional items, share based compensation and related items, net other gains or losses, including Adjusted EBITDA attributable to joint ventures and excluding Adjusted EBITDA attributable to non-controlling interests. Adjusted EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure to Adjusted EBITDA is our profit for the period from continuing operations.

Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue, excluding revenue attributable to non-controlling interests.

We believe Adjusted EBITDA is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain items which have less bearing on our core operating performance. We believe that utilising Adjusted EBITDA allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies. We further adjust our profit for the following non-cash items: depreciation, amortisation of intangible fixed assets, share based compensation and related items, and other gains and losses associated with foreign exchange variations.

We have historically incurred significant acquisition related expenses acquiring businesses. These acquisition related expenses include acquisition costs, fair-value adjustments to contingent consideration and amortisation of intangible fixed assets. Adjusted EBITDA is important in illustrating what our core operating results would have been without the impact of non-operational acquisition related expenses.

We also adjust for exceptional items which are determined to be those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence, which include non-cash items and items settled in cash. In determining whether an event or transaction is exceptional, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. This is consistent with the way that financial performance is measured by management and reported to our board and assists in providing a meaningful analysis of our operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA has limitations as an analytical tool. It is not a presentation made in accordance with IFRS, nor is it a measure of financial condition or liquidity and it should not be considered as an alternative to profit or loss for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

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The following table reconciles our profit for the period from continuing operations to our Adjusted EBITDA for the periods presented:

	For the three months ended March 31

($ in millions)	2016	2015
Profit for the period	24.7	54.5
Income tax expense	10.5	20.8
Finance costs – net	8.6	4.1
Depreciation and amortisation – other	27.9	24.9
Amortisation – acquisition related	18.9	14.4
Acquisition related items	1.6	-
Exceptional items	9.5	1.4
Share based compensation and related items	24.1	9.9
Other (gains) / losses – net	(0.9)	(7.9)
Share of results from joint venture not attributable to Adjusted EBITDA	(0.6)	(0.7)
Adjusted EBITDA attributable to non-controlling interests	(0.6)	(0.7)
Adjusted EBITDA	123.7	120.7

Adjusted Earnings and related metrics

In considering the financial performance of the business, management and our chief operating decision maker analyse the performance measure of Adjusted Earnings. Adjusted Earnings is defined as profit for the period from continuing operations before amortisation of acquired intangibles, acquisition related items, exceptional items, share based compensation and related items, net other gains or losses and unwind of discount, less the tax effect of these adjustments and excluding Adjusted Earnings attributable to non-controlling interests. The most directly comparable IFRS measure to Adjusted Earnings is our profit for the period from continuing operations. Adjusted earnings per share, diluted is defined as Adjusted Earnings divided by the weighted average number of shares issued and outstanding, diluted.

We believe Adjusted Earnings is useful to investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year return, such as income tax expense and net finance costs.

Management uses Adjusted Earnings to (i) provide senior management a monthly report of our operating results that is prepared on an adjusted earnings basis; (ii) prepare strategic plans and annual budgets on an adjusted earnings basis; and (iii) review senior management’s annual compensation, in part, using adjusted performance measures.

Adjusted Earnings is defined to exclude items which have less bearing on our core operating performance or are unusual in nature or infrequent in occurrence and therefore are inherently difficult to budget for or control. Adjusted Earnings measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted Earnings-related performance measure when reporting their results.

In addition we use Adjusted Earnings for the purposes of calculating diluted Adjusted earnings per share. Management uses diluted Adjusted earnings per share to assess total company performance on a consistent basis at a per share level.

We also use Adjusted Earnings for the purposes of calculating Adjusted Earnings effective tax rate. Adjusted Earnings effective tax rate is a rate calculated using income tax for the period adjusted for the tax effect of Adjusted earnings adjustments, divided by Adjusted earnings excluding tax and excluding earnings attributable to non-controlling interests. Management uses Adjusted Earnings effective tax rate to measure the average underlying tax rate.

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Adjusted Earnings has limitations as an analytical tool. Adjusted Earnings is not a presentation made in accordance with IFRS, nor is it a measure of financial condition or liquidity and it should not be considered as an alternative to profit or loss for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. Adjusted Earnings is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

The following table reconciles our profit for the period from continuing operations to our Adjusted Earnings for the periods presented:

	For the three months ended March 31
($ in millions)	2016	2015
Profit for the period	24.7	54.5
Amortisation – acquisition related	18.9	14.4
Acquisition related items	1.6	-
Exceptional items	9.5	1.4
Share based compensation and related items	24.1	9.9
Other (gains) / losses – net	(0.9)	(7.9)
Unwind of discount (1)	1.9	2.5
Tax effect of above adjustments	(14.9)	(5.6)
Adjusted Earnings attributable to non-controlling interests	(0.6)	(0.7)
Adjusted Earnings	64.3	68.5
Weighted average number of shares issued and outstanding, diluted	186,125,224	191,653,520

(1)        Unwind of discount represents the non-cash unwinding of discount, recorded through finance costs – net in the income statement, primarily in relation to our share buyback liability.

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Contractual obligations and contingencies

Contractual obligations

There have been no material changes to our contractual obligations outside the ordinary course of our business from those reported in “Management’s discussion and analysis of financial condition and results of operations – Contractual obligations and contingencies – Contractual obligations” in our Annual Report on Form 20-F for the year ended December 31, 2015, except as follows:

As of March 31, 2016 other indebtedness reduced to $107.6 million from $128.6 million as a result of repayments.

As of March 31, 2016 bank borrowings reduced to $137.5 million from $197.4 million following repayments.

Off-balance sheet arrangements

We have no significant off-balance sheet arrangements.

Quantitative and qualitative disclosures about market risk

During the period ended March 31, 2016, there were no significant changes to our quantitative and qualitative disclosures about market risk. Please refer to “Item 11. Quantitative and qualitative disclosures about market risk” included in our Annual Report for a more complete discussion on the market risks we encounter.

Principal Accounting Policies, Critical Accounting Estimates and Key Judgments

There have been no material changes to the principal accounting policies, critical accounting estimates and key judgements described in our audited consolidated financial statements included in our Annual Report. Please refer to “Item 5. Operating and Financial Review and Prospects–A. Operating Results–Principal Accounting Policies, Critical Accounting Estimates and Key Judgments” included in our Annual Report for a more complete discussion.

Common shares outstanding as of March 31, 2016

As of March 31, 2016, 180,155,084 common shares were issued and outstanding, including 3,126,158 unvested restricted common shares issued and outstanding under our employee benefit plans but excluding 25,219,470 common shares held by the Markit Group Holdings Limited Employee Benefit Trust (the “EBT”).

The EBT is a discretionary trust established by a deed dated January 27, 2010 between Markit Group Holdings Limited and Elian Employee Benefit Trustee Limited, as trustee of the EBT, through which shares may be delivered to Markit’s existing and former employees in satisfaction of their rights under any share incentive arrangements established by Markit. The trustee is an independent provider of fiduciary services, based in Jersey, Channel Islands. The EBT will terminate on January 27, 2090, unless terminated earlier by the trustee.

No current or former employee has the right to receive any benefit from the EBT unless and until the trustee exercises its discretion to confer a benefit. Subject to the exercise of the trustee’s discretion, shares held by the EBT may be delivered to such employees in satisfaction of their rights under any share incentive arrangements established by Markit. Markit may make non-binding recommendations to the trustee regarding the EBT.

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Unless we direct otherwise, the trustee of the EBT may not vote any of the common shares held by the EBT and is also generally obliged to forgo dividends.

Markit has historically funded the EBT’s acquisition of common shares through interest-free loans that are repayable on demand, but without recourse to any assets other than those held by the trustee in its capacity as trustee of the EBT.

Cautionary statement regarding forward-looking statements

This management’s discussion and analysis contains statements that constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others, or the negative of these words.

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information – D. Risk Factors” in our Annual Report. These risks and uncertainties include factors relating to:

—	the completion of the proposed merger with IHS on anticipated terms and timing;

—	the ability of IHS and Markit to integrate the business successfully and to achieve anticipated synergies, risks and costs;

—	potential litigation relating to the proposed transaction that could be instituted against IHS, Markit or their respective directors;

—	our operation in highly competitive markets;

—	our inability to develop successful new products and services;

—	any design defects, errors, failures or delays associated with our products or services;

—	declining activity levels in the securities or derivatives markets, weak or declining financial performance of financial market participants or the failure of market participants;

—	our generation of a significant percentage of our total revenue from financial institutions that are also our shareholders;

—	our dependence on third parties for data and information services;

—	consolidation in our end customer market;

—	the impact of cost-cutting pressures across the financial services industry;

—	our customers becoming more self-sufficient in terms of their needs for our products and services;

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—	ongoing antitrust investigations and litigation arising from our activities relating to credit default swaps;

—	long selling cycles to secure new contracts that require us to commit significant resources before we receive revenue;

—	our reliance on network systems and the Internet; and

—	other risk factors discussed under “Item 3. Key Information – D. Risk Factors” included in our Annual Report.

Moreover, new risks emerge from time to time as we operate in a very competitive and rapidly changing environment. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all forward-looking statements by these cautionary statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

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